Confidential Treatment Requested

by Qwest Communications International Inc.

[Qwest Letterhead]

FOIA Confidential Treatment Request

                                                                                                                           February 7, 2008

Ms. Kathleen Krebs

Special Counsel - Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C.  20549

Re:	Qwest Communications International Inc.
Definitive Schedule 14A
Filed March 29, 2007
File No. 1-15577

Dear Ms. Krebs:

                Qwest Communications International Inc. (“QCII,” the “Company,” “Qwest,” “us,” “we,” “our,” or “its”) hereby responds to the Staff’s second round of comments with respect to the above-referenced filing.  For the Staff’s convenience, we have set out in bolded text each of the Staff’s comments contained in its January 17, 2008 comment letter, followed in each case by our response.

                Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our response to comment 3 and for the information included in Attachment A. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to my attention.

Confidential Treatment Requested

by Qwest Communications International Inc.

Director Compensation - Director Compensation Table, page 16

1.                                      We have considered your response to comment three in our letter dated September 27, 2007.  Please provide a more comprehensive analysis as to why each item set forth in the last paragraph on page 18 of your definitive proxy statement should not be included in the director compensation table.  Refer to our guidance on perquisites and other personal benefits in Section II.C.1.e.i of SEC Release No. 33-8732A and Question 4.07 of Item 402 of Regulation S-K Compliance and Disclosure Interpretations.

Response:

We list below each of the three items that we described in the last paragraph on page 18 of our 2007 proxy statement.  Following each item, we provide an explanation for our not including the item in the director compensation table.

•                  Item 1.  Reimbursement to non-employee directors “for their travel, lodging and other reasonable out-of-pocket expenses in connection with their attendance at Board, committee and stockholder meetings and for other reasonable expenses related to Board service, such as continuing education.”

Explanation for Item 1.

As noted in Section II.C.1.e.i of SEC Release No. 33-8732A, “[a]n item is not a perquisite or personal benefit if it is integrally and directly related to the performance of the executive’s duties.”  Each expense for which we reimburse directors is “integrally and directly related” to the performance of their duties.  We believe it is self-evident that attendance at Board, committee and stockholder meetings is integrally and directly related to the performance of a director’s duties, and that reimbursement for related expenses — travel, lodging and reasonable out-of-pocket expenses — is therefore neither compensation nor a personal benefit or perquisite.

Likewise, we believe that reimbursement for continuing director education is integrally and directly related to the performance of a director’s duties, especially as our Guidelines on Significant Governance Issues expressly require directors to take steps, such as director education programs, to remain informed on corporate governance “best practices” and their application to the telecommunications industry.  (Please see Section 2.6.6 of our Guidelines on Significant Governance Issues, which is available on our website at www.qwest.com/about/investor/governance.)  Promotion of a high standard of corporate governance is a business objective that directly benefits the Company and its stockholders; it is not just a convenience.   The imposition of a duty on directors to participate in continuing director education is one of the means of

Confidential Treatment Requested

by Qwest Communications International Inc.

meeting this objective.  Costs related to the fulfillment of this objective, we believe, are incurred directly for the benefit of the Company and its stockholders and are therefore necessarily “integrally and directly related” to the performance of directors’ duties.

Section II.C.1.e.i of SEC Release No. 33-8732A sets forth a second factor that may be considered in determining whether a payment to directors amounts to “a perquisite or personal benefit”:  “[A]n item is a perquisite or personal benefit if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business purpose or for the convenience of the company, unless it is generally available on a non-discriminatory basis to all employees.”  While it may be argued that reimbursement of expenses for travel or director education programs has a “personal aspect,” Section II.C.1.e.i is unmistakably clear that, ‘[i]f an item is integrally and directly related to the performance of the executive’s duties, that is the end of the analysis — the item is not a perquisite or personal benefit and no compensation disclosure is required.”

Please be advised that, should we ever reimburse a director for an expense that is not “integrally and directly related” to his or her duties, we will carefully follow the requirements and related instructions of Item 402(k) of Regulation S-K.

•                  Item 2.  Sometime use by non-employee directors of “our corporate aircraft to travel to or from Board, committee and stockholder meetings.”

Explanation for Item 2.

As we note above, we believe that it is self-evident that attendance at Board, committee and stockholder meetings is “integrally and directly related” to the duties of directors.  Travel to these meetings necessarily involves an expense, whether the travel occurs by commercial aircraft, corporate aircraft, or other means.  Section II.C.1.e.i of SEC Release No. 33-8732A indicates that, with regard to an item that is integrally and directly related to a director’s duties, “there is no requirement to disclose any incremental cost over a less expensive alternative.”  As an example, Section II.C.1.e.i notes that, “with respect to business travel, it is not necessary to disclose the cost differential between renting a mid-sized car over a compact car.”

We do not believe that our directors’ use of our corporate aircraft to attend these meetings necessitates a disclosure in the director compensation table, as it is not required or appropriate to disclose the incremental cost of one form of transportation over another.

•                  Item 3.  “On occasion, a director’s spouse may also travel on a flight.  We do not allocate any incremental cost to the director for his or her spouse’s

Confidential Treatment Requested

by Qwest Communications International Inc.

use of our aircraft, and we do not pay any other expenses for the spouse’s benefit.”

Explanation for Item 3.

Under Item 402(k) of Regulation S-K, the aggregate annual amount of any director’s perquisites and personal benefits must be $10,000 or more before any disclosure obligation is triggered.  Instruction 4 to Item 402(c)(2)(ix) indicates that the value of perquisites and personal benefits “shall be valued on the basis of the aggregate incremental cost to the registrant.”

Please be advised that, measured by aggregate incremental cost to the Company, no director has received perquisites and personal benefits, of any kind, in an aggregate annual amount of $10,000 or more.  Only rarely has a non-employee director been accompanied by his or her spouse on our corporate aircraft, and on each such occasion the flight related to attendance by the non-employee director at a regularly scheduled Board, committee or stockholder meeting.  The aggregate annual incremental cost to the Company that has been attributable to these rare occasions has been substantially less than $10,000, as the presence of a spouse on an otherwise scheduled business flight can cause only de minimis incremental costs to the Company.  According to Section II.C.1.e.i of SEC Release No 8732A, the purpose behind Item 402’s $10,000 threshold for the disclosure of perquisites and personal benefits is to obviate the “burden on a company to track every benefit, no matter how small,” and to “avoid requiring separate quantification of perquisites having a de minimis value.”  We believe that disclosure in the director compensation table of any amount attributable this particular personal benefit would be contrary to this purpose, as no such amount begins even to approach $10,000.  Similarly, we do not believe that Question 4.07 of Item 402 Compliance and Disclosure Interpretations calls for disclosure of such amounts in the director compensation table, as Question 4.07 applies only when “the $10,000 threshold is otherwise exceeded.”

Compensation of Executive Officers, page 25

Compensation Discussion and Analysis, page 25

2.                                      We have considered your response to comment four in our letter dated September 27, 2007.  We continue to believe that you should discuss more specifically how the committee and the chief executive officer considered the individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year.  For example, you should discuss in the same level of detail as for the chief executive officer the factors considered by the committee for each named executive officer.  As another example, for bonus awards, you should explain how the committee’s and chief executive officer’s

Confidential Treatment Requested

by Qwest Communications International Inc.

evaluations of individual performance resulted in the individual performance percentage for each named executive officer.  Please confirm your understanding that you should more specifically discuss and analyze the factors considered by the committee and chief executive officer in determining compensation amounts for each executive officer.

Response:

To the extent that our Compensation and Human Resources Committee’s compensation decisions for the other named executive officers take into account the same or a similar level of detail that is considered for decisions regarding the Chief Executive Officer’s compensation, we will disclose such detail in future proxy filings.  We hereby confirm our understanding that we should specifically discuss and analyze the factors considered by the Committee and our Chief Executive Officer in determining compensation amounts for each named executive officer.

Elements of Compensation, page 26

Total Annual Cash Compensation, page 27

3.                                      We have considered your response to comment five in our letter dated September 27, 2007, but we are unable to fully evaluate your response without more information.  Please tell us in your response letter what the specific performance targets and threshold levels are and how the committee determined the corporate performance percentages and individual performance percentages of the named executive officers.  Explain more specifically why disclosure of each specific performance target is not material to understanding how the committee arrived at its determination of the actual bonus amounts awarded and why disclosure of each performance target would result in competitive harm.

Response:

Under the headings below, we separately address each of the issues raised by the Staff in this comment.

Corporate Performance Percentages

As discussed more fully in our 2007 proxy statement, our Compensation and Human Resources Committee (the “Committee”) determined the corporate performance percentages under the 2006 cash bonus plan by comparing management’s assessment of actual corporate performance in 2006 to pre-established performance targets derived from our financial budgets for the year and management recommendations.  For each of the departments in which one or

Confidential Treatment Requested

by Qwest Communications International Inc.

more of our named executive officers worked, we include on Attachment A (1) the pre-established performance measures, targets and threshold levels used under the plan, (2) management’s assessment of actual performance and the resulting payout percentages for each measure, and (3) the resulting corporate performance percentage.

Individual Performance Percentages

The Committee’s determination of individual performance percentages for our named executive officers under the plan was subjective and involved the exercise of significant discretion and judgment.  To the extent the Committee’s determinations were based on specific accomplishments or factors, we have included a summary of those items in our 2007 proxy statement.  For example, on page 29 we provide detailed descriptions of the accomplishments the Committee considered in determining Mr. Notebaert’s individual performance percentage.  We also state that the individual performance percentages for our other named executive officers were based on recommendations from Mr. Notebaert.  To ascribe particular significance to any other factors would be inaccurate.  As such, we believe the descriptions in the 2007 proxy statement provide all of the material information about the Committee’s determination of the individual performance percentages of our named executive officers.

Immateriality of Performance Targets

As we noted in our response to Comment No. 5 in our letter dated October 26, 2007, bonus payout amounts are heavily affected by purely subjective assessments of success at meeting business imperatives, which are stated in qualitative terms, and individual performance.  Together, these subjective assessments account for more than fifty percent of the factors that are considered in the calculation of bonus payout amounts.  As a consequence, the size of an executive’s incentive payment can vary substantially simply on the basis of subjective assessments, notwithstanding the extent to which he or she may perform against less subjective financial performance targets.  Please note that, as described on page 29 of our 2007 proxy statement, an executive’s bonus opportunity, which is a percentage of base salary, is multiplied first against Company or business unit performance (20 percent of which is measured by a subjective assessment of success at achieving business imperatives) and then against a subjective assessment of individual performance.  Given the extent to which subjective assessments apply to incentive compensation decisions, and the resulting impact on the potential amount of incentive payments, we do not believe that disclosure of non-subjective performance metrics would be especially material to an understanding of the amounts approved by the Committee as incentive compensation.  We respectfully refer the Staff to our response to Comment No. 5 in our letter dated October 26, 2007.

Confidential Treatment Requested

by Qwest Communications International Inc.

Competitive Harm

[*** Confidential treatment requested for the paragraphs below:

Redacted

End of request for confidential treatment ***]

                We acknowledge (i) that Qwest is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking action with respect to a filing; and (iii) Qwest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Please do not hesitate to contact the undersigned at 303-992-6244 (telephone) or 303-296-2782 (facsimile) regarding any further questions or comments or to discuss any of the above responses.

Sincerely,

/s/ Stephen E. Brilz

Stephen E. Brilz
Vice President and Deputy General Counsel,
Securities and Corporate Governance, on
behalf of Qwest Communications
International Inc.

cc:	Edward A. Mueller
James A. Unruh
Richard N. Baer
John W. Richardson
Teresa A. Taylor

Confidential Treatment Requested

by Qwest Communications International Inc.

Attachment A

(Dollars in millions)

[***Confidential treatment requested for the information below:

Redacted

End of request for confidential treatment***]